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                                             File No. 70-____




                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND ELECTRIC SYSTEM

             (Name of company filing this statement)


       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)



Michael E. Jesanis                     Kirk L. Ramsauer
Treasurer                              Associate General Counsel
25 Research Drive                      25 Research Drive
Westborough, MA 01582                  Westborough, MA 01582

            (Names and address of agents for service)

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     New England Electric System ("NEES") is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). NEES owns the following retail electric companies (the "Retail Companies"): Granite State Electric Company ("Granite State") serving approximately 35,000 customers in New Hampshire; Massachusetts Electric Company ("Mass. Electric") serving approximately 940,000 customers in Massachusetts; and The Narragansett Electric Company ("Narragansett") serving approximately 324,000 customers in Rhode Island. NEES owns New England Power Company ("NEP") which generates, purchases, transmits, and sells electric energy in wholesale quantities.
Over 90% of NEP's revenue comes from the sale of electricity for resale to the Retail Companies. NEP owns assets in each New England state and has transmission interconnection arrangements with New York and Quebec, Canada and through the New England Power Pool (NEPOOL) with the Canadian provinces of New Brunswick and Ontario and with New Jersey, Pennsylvania, Delaware, and Maryland (the states comprising the general area of operation of the Pennsylvania, New Jersey, Maryland interconnection). NEES also owns New England Power Service Company ("NEPSCO"), a service company; New England Energy Incorporated, an oil and gas exploration and development company, and New England Electric Resources, Inc. ("NEERI"), a consulting services company. NEES also owns a number of special purpose companies.

     Neither NEES nor any subsidiary currently has an ownership interest in an exempt wholesale generator ("EWG") as defined in
Section 32 of the Act or a foreign utility company ("FUCO") as defined in Section 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES and NEERI have filed an Application/Declaration (File No. 70-8783) requesting authority to make EWG and FUCO acquisitions and financings.


Item 1.  Description of Proposed Transactions:
______________________________________________

     A.  Introduction
     ________________

     The electric utility business is being subjected to rapidly increasing competitive pressures, stemming from a combination of trends, including the presence of surplus generating capacity, a disparity in electric rates among regions of the country, improvements in generation efficiency, increasing demand for customer choice, and new regulations and legislation intended to foster competition. To date, this competition has been most prominent in the bulk power market, in which non-utility generators have significantly increased their market share. In states across the country, including Massachusetts, Rhode Island, and New Hampshire, there have been an increasing number of
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proposals to allow retail customers to choose their electricity supplier, with incumbent utilities required to deliver that electricity over their transmission and distribution systems (also known as "retail wheeling").


     B.  Choice: New England
     _______________________

     In 1995, the NEES companies announced Choice: New England, a plan to allow all customers of electric utilities in Massachusetts, Rhode Island, and New Hampshire to choose their power supplier beginning in 1998. Choice: New England was developed in response to 1995 decisions by the Massachusetts Department of Public Utilities ("MDPU") and the Rhode Island Public Utilities Commission ("RIPUC") approving a set of principles for industry restructuring. These principles included allowing utilities the opportunity to recover the amount by which costs exceed market prices, commonly referred to as "stranded costs".

     Under Choice: New England, the pricing of generation would be deregulated. However, customers, would have the right to receive service under a "standard offer" from the incumbent utility, the pricing of which would be approved in advance by regulators. Customers electing the standard offer would be eligible to choose an alternative power supplier at any time, but would not be allowed to return to the standard offer. Under Choice: New England, transmission and distribution rates would remain regulated; however, the plan proposes that cost of service pricing of distribution rates would be supplemented by a system that would reward or penalize distribution utilities for their performance relative to benchmarks established by regulators. Choice: New England proposes that the cost of NEP's past generation commitments be recovered through a wires access charge.

     Choice: New England is subject to approval by state and federal regulators and the timetable for their consideration is uncertain. The plan was filed with the Massachusetts Department of Public Utilities on February 16, 1996.

     On February 7, 1996, the Speaker and the Majority Leader of the House of Representatives of the Rhode Island Legislature announced the filing of legislation which would allow electric consumers in Rhode Island to choose their power supplier. Under the proposed legislation, large manufacturing customers and new large non-manufacturing customers would gain access to alternative power suppliers over a two year period beginning in 1998. These customers represent approximately 14 percent of Narragansett's retail kilowatt-hour sales. The balance of Rhode Island customers would gain access over a two-year period beginning in the year 2000, or earlier, if consumers of 50 percent of the electricity in New England gain similar rights to choose their

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power supplier.  The NEES companies have announced their support for the proposed legislation.

     A key provision of the legislation authorizes utilities to recover the cost of past generation commitments through a transition access charge on utility transmission and distribution wires. The legislation also establishes performance-based rates for distribution utilities, including Narragansett.

     Consideration by the Rhode Island Legislature of the proposed legislation is expected to be completed by the summer of 1996.

     On February 1, 1996, the New Hampshire House of Representatives passed a bill which would require New Hampshire utilities to file plans by June 1996 with the New Hampshire Public Utilities Commission ("NHPUC") to provide customers with access to alternative suppliers. The bill contains ambiguous language on the rights of utilities to recover stranded costs. The bill allows the NHPUC to impose a plan on utilities if none is approved prior to July 1997.

     Previously, the State of New Hampshire enacted legislation in June 1995 that instructed the NHPUC to establish a retail competition pilot program open to all classes of customers. The current NHPUC proposed guidelines provide that each New Hampshire utility allow customers representing three percent of their peak loads (four megawatts for Granite State), to have access to alternative suppliers of electricity for two years, starting May 1, 1996. In January 1996, Granite State reached an agreement with the NHPUC staff on terms for its participation in the "Pilot
Program."   Under the agreement, participating customers would be
responsible for paying access charges that are on average more than 90 percent of the charges proposed under Choice: New England. The agreement is subject to approval by the NHPUC. A decision is expected by the end of February 1996.

     Mass. Electric has announced that it will request the MDPU to allow the implementation of two pilot programs to test Choice:
New England. The first would allow high technology customers representing one percent of the Retail Companies retail sales to have direct access to alternative power suppliers beginning in July 1996. The second would allow residential and small business customers representing 0.5 percent of the Retail Companies retail sales to have direct access beginning September 1, 1996.


     C.  Formation of Marketing Companies
     _____________________________________

     As a step toward implementation of Choice: New England, NEES proposes to form one or more marketing companies in each New
England state, New York, New Jersey, Pennsylvania, Maryland, and

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Delaware (the "Marketing Companies").  Marketing Companies would be established in Massachusetts, Rhode Island, and New Hampshire to provide standard offer services to existing customers of the Retail Company (each such Marketing Company, a "Standard Offer Marketing Company"). Marketing Companies may also be established in each of the states referenced above to market electricity to retail and wholesale customers (each such Marketing Company, a "General Marketing Company"). The Marketing Companies to be established in New Hampshire may need to be formed and operating by May 1, 1996, to meet the requirements of the Pilot Program.

     The Marketing Companies also propose to provide a broad range of energy and related services to customers. These services include but are not limited to, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering and consulting.

     D.  Personnel of Marketing Companies
     ____________________________________

     Staffing is expected to begin with a small group of employees for the Marketing Companies, primarily sales staff. Technical and support staff needed for a particular project could be assigned for the duration of that project from other affiliated companies, and the assigned employees would continue to be employees of the affiliated company. All costs associated with such staff (including compensation, overheads, and benefits) would be fully reimbursed by the Marketing Company to which they were assigned. Reimbursements for these costs will be on a thirty-day cycle basis.


     E.  Functional Separation of Marketing Companies Staff from
         Regulated Companies
         ______________________________________________


     Marketing Company employees will have access only to information supplied to the marketplace as a whole. The relationship between the marketing affiliate and regulated operations will be governed by defined standards of conduct and with formal audit procedures. Separate books and records will also be maintained. Procedures similar to those adopted by FERC for gas marketing affiliates will be adopted for the Marketing Companies.


     F.  Financing
     _____________


     NEES proposes to provide initial financing for each Marketing Company by the purchase of one thousand shares of the common
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stock, par value $1.00 per share, for a total purchase price of
$1,000. NEES then proposes to make capital contributions and/or loans to the Marketing Company from time to time, provided that such NEES financing for all Marketing Companies shall not be in excess of $15 million, in the aggregate outstanding at any one time. Any such loans will be in the form of non-interest bearing subordinated notes payable in twenty years or less from the date of issue. It is proposed that the above investments be authorized through December 31, 1999.


     G.  Rule 24 Certificates
     ________________________

     NEES shall file certificates with the Commission pursuant to the terms and conditions of Rule 24 under the Act on a quarterly basis in connection with the formation of Marketing Companies. As part of such Rule 24 filings, NEES shall provide the Commission with: (1) copies of the by-laws and articles of organization or incorporation of any Marketing Company formed during such period,
(2) a report of the number of permanent employees assigned to any Marketing Company during such period, and (3) a balance sheet, twelve months ending income statement, and statement of cash flow for each Marketing Company.


Item 2.  Fees, Commissions and Expenses
_______________________________________

     Fees, commissions, and expenses to be incurred in connection with the transactions contemplated by this Application/
Declaration are not expected to exceed $25,000. This amount includes a $2,000 filing fee paid by wire transfer to the Commission at the time of filing this Application/Declaration.


Item 3.  Applicable Statutory Provisions
________________________________________

     The sections of the Act and rules or exemptions thereunder that are believed to be applicable to the transactions are:
Sections 6(a), 7, 9(a), 10, 12, and 13, and Rule 45, all relating to the authority for NEES to undertake the transactions proposed herein.


Item 4.  Regulatory Approval
____________________________


     State regulatory commission approval may be required before the Marketing Company operating in a specific state may sell

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electricity to retail customers in that state.

     Except for the foregoing, no Federal or state commission or regulatory body, other than the Commission, has jurisdiction over the proposed formation of the Marketing Companies.


Item 5.  Procedure
__________________

     The Applicants request that the Commission take action with respect to this Application/Declaration without a hearing being held, on or before May 15, 1996, or as soon thereafter as practicable.

     The Applicants (i) do not request a recommended decision by a hearing officer, (ii) do not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.


Item 6.  Exhibits:
------------------

     (a)  Exhibits

          B      Form of Subordinated Note

         *F      Opinion of Counsel

         *G-1    Financial Data Schedule for NEES (Parent Company
                 Only)

         *G-2    Financial Data Schedule for NEES (Consolidated)

          H      Proposed Form of Notice

          I      Choice: New England

     *To be filed by amendment


     (b) Financial Statements

         *1-A    Balance Sheet of NEES at December 31, 1995,
                 Actual (Parent Company Only) (Pro Forma not included since formation of new companies)


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         *1-B    Statement of Income and Retained Earnings for
                 NEES for twelve months ended December 31, 1995, Actual (Parent Company Only) (Pro Forma not included since formation of new companies)

         *2-A    Consolidated Balance Sheet of NEES at December
                 31, 1995, Actual (Pro Forma not included since formation of new companies)

         *2-B Statement of Consolidated Income for NEES for twelve months ended December 31, 1995, Actual
                 (Pro Forma not included since formation of new companies)

     *To be filed by amendment


Item 7.  Environmental Effects
______________________________

     The transactions proposed by this Application/Declaration do not involve a major Federal action significantly affecting the quality of the human environment.






























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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration on Form U-1 to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.

                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis
                            _______________________________
                            Michael E. Jesanis, Treasurer



Dated:  February 20, 1996




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumed or shall be held to any liability therefore.